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GAMA MORINGA BRANDS LLC is not accepting investment.

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Minority-ownedWomen-owned
GAMA MORINGA BRANDS LLC

tea

1001 Altamesa Boulevard #6172
Fort Worth, TX 76134
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $100,000 invested.
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THE PITCH
GAMA MORINGA BRANDS LLC is seeking investment to gama Moringa Brands has products already selling in various retailers like Central Market , Savers cost plus, City Market, across the state of Texas. We will use the investment to expand our presence into HEB, Kroger Dallas division, Market Street after we use the investment to produce more products. We're also going to use the investment to enhance our presence on Amazon.
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THE TEAM
Moussoulimi Bah-traore
Co-Founder & CEO

Moussoulimi Bah-Traore is a food and beverage veteran with over 20 years of experience. He is passionate with all things better-for-you in food and beverages. He worked at is startups suck as BAI Brands (up to its acquisition by KDP) and PepsiCo in the beverages division. Currently creates plans and strategies for expansion and velocity growth in existing accounts. Past connections + food and beverage know-how guide his decision making and strategy when it comes to Gama Moringa Brands' day to day operation.

GEORGE AGYAMANG
Co-Founder and CFO

George Agyemang is a veteran in logistics and supply chain management with over 25 years of experience in these two areas. George currently optimizes cost with smart routing for our distributors and warehouse facilities. He worked for over 20 years at Lear inc.

Agatha Agyemang
Co-Founder and CMO

Agatha Agyemang has 15 years of experience in marketing and currently is in charge our digital marketing and social events coordination. Agatha also leads the effort in recruting out part-time brand ambassadors for sampling and demo activities in retail accounts.

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TRACTION & VALIDATION

GAMA MORINGA BRANDS LLC is a better-for -you, food & beverage company that specializes in all things MORINGA. Moringa is a superfood. In 2021 Moringa had a $7.8 billion market with an expected $14.8 billion in 2028.

All major retailers across the US currently carry some type of Moringa products in their shelves
Moringa market is growing globally due to the increase awarness of the Super food that it is.
Gama Moringa Brands LLC is one of the pioneers in RTD beverages made from Moringa

Gama Moringa products are currently in multiple retailers in Texas and across the nation online.

We're setting ourselves up for multiple launches at retailer such us HEB, Kroger, Market Street,Whole Foods in 2024.

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OUR TOP PRODUCTS AT RETAIL STORES

Previous

Next

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2021

Founded

3 people

Employees

$7,000

Average Monthly Revenue

$290,000

Projected Annual Revenue

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Q&A

What is your background? How did you get into the industry?

My background is in CPG, food and beverage specifically. I got into the industry while in college and never got out of it.

Why are you raising capital and why is now a good time?

We're raising capital to expand our footprint in the brick and motor retail stores as our brand is getting traction. We're currently in discussion with retailers such as HEB, Whole Foods, Market Street and Kroger to launch in 2024. All this will require capital for an effective launch.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting thing by far is planning and execution, and they're complementary to each other.

What are the main challenges for this businesses?

The main challenges are supply chain and capital

What is your background? How did you get into the industry?

My background is in CPG, food and beverage specifically. I got into the industry while in college and never got out of it.

Why are you raising capital and why is now a good time?

We're raising capital to expand our footprint in the brick and motor retail stores as our brand is getting traction. We're currently in discussion with retailers such as HEB, Whole Foods, Market Street and Kroger to launch in 2024. All this will require capital for an effective launch.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting thing by far is planning and execution, and they're complementary to each other.

What are the main challenges for this businesses?

The main challenges are supply chain and capital

What is your background? How did you get into the industry?

My background is in CPG, food and beverage specifically. I got into the industry while in college and never got out of it.

Why are you raising capital and why is now a good time?

We're raising capital to expand our footprint in the brick and motor retail stores as our brand is getting traction. We're currently in discussion with retailers such as HEB, Whole Foods, Market Street and Kroger to launch in 2024. All this will require capital for an effective launch.

What's the most interesting thing you've learned about your industry since you got started?

The most interesting thing by far is planning and execution, and they're complementary to each other.

What are the main challenges for this businesses?

The main challenges are supply chain and capital

This is a preview. It will become public when you start accepting investment.
2021
Incorporated

GAMA MORINGA BRANDS LLC WAS FOUNDED IN NOVEMBER 2021.

2022

OUR FIRST PRODUCTION RUN HAPPENED IN MARCH OF 2022 FOLLOW BY THE FIRST STORE PLACEMENTS THE FOLLOWING MONTH.

2023

OUR FIRST MAJOR RETALER LAUNCH WITH ALL CENTRAL MARKET STORES WITH THE STATE OF TEXAS.

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DFW CPG EXPO
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OPPORTUNITY & PROJECTIONS
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WE'RE OFFERING A LINEUP OF BETTER-FOR-YOU RTD TEA ACROSS MULTIPLE RETAILERS AND ONLINE

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TRACTION & VALIDATION

GAMA MORINGA TEA is set for retail launch at the following retailers in Texas in 2024: WHOLE FOODS MARKET in Texas only, HEB across all the state of Texas, United Market Street across all stores in Texas.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Inventory and supplies purchase $48,375
Digital and in-store Marketing $19,000
Insurance $2,500
Legal and professional fees $1,500
Warehouse storage fees $12,000
Rent $8,500
Utilities $1,375
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $170,000 $500,000 $900,000 $2,000,000 $4,000,000
Cost of Goods Sold $80,000 $215,000 $300,000 $500,000 $1,500,000
Gross Profit $90,000 $285,000 $600,000 $1,500,000 $2,500,000

EXPENSES

Rent $8,400 $8,610 $12,000 $24,000 $36,000

Utilities $1,200 $1,230 $1,260 $1,291 $5,000

Salaries $0 $100,000 $150,000 $250,000 $900,000

Insurance $1,550 $1,588 $1,627 $1,667 $20,000

Equipment Lease $0 $40,000 $180,000 $250,000 $400,000

Repairs & Maintenance $0 $15,000 $20,000 $30,000 $40,000

Legal & Professional Fees $1,500 $1,537 $1,575 $1,614 $1,654

$22,328 $22,886 $30,000 $40,000 $50,000

$0 $0 $0 $0 $0

Operating Profit $55,022 $94,149 $203,538 $901,428 $1,047,346

This information is provided by GAMA MORINGA BRANDS LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

GAMA MORINGA INVESTORS PITCH.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 26th, 2024

Summary of Terms

Legal Business Name GAMA MORINGA BRANDS LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 2%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Gama Moringa Brands was founded in November 2021 in North Texas. We're a better-for-you company that manufactures low-calorie food and beverage products. Our first product is ready-to-drink bottled tea made from superfood (Moringa) that contains vitamins, mineral and antioxidants. We have 3 topline flavors (Peach Tea, Strawberry Tea and Lemon Tea).

We had our first production run in March 2022 and went-to-market 2 weeks later. We're now available at one of the elite retailers in Texas(Central Market) . We will have about $55000 in revenue this year with and expected $250000 revenue in 2024. By 2026, we plan on hitting 4000000 in revenue due to a strong distributions network (currently with KeHE distributors).

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of GAMA MORINGA BRANDS LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

GAMA MORINGA BRANDS LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. GAMA MORINGA BRANDS LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from GAMA MORINGA BRANDS LLC's core business or the inability to compete successfully against the with other competitors could negatively affect GAMA MORINGA BRANDS LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in GAMA MORINGA BRANDS LLC's management or vote on and/or influence any managerial decisions regarding GAMA MORINGA BRANDS LLC. Furthermore, if the founders or other key personnel of GAMA MORINGA BRANDS LLC were to leave GAMA MORINGA BRANDS LLC or become unable to work, GAMA MORINGA BRANDS LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which GAMA MORINGA BRANDS LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, GAMA MORINGA BRANDS LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

GAMA MORINGA BRANDS LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If GAMA MORINGA BRANDS LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt GAMA MORINGA BRANDS LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect GAMA MORINGA BRANDS LLC's financial performance or ability to continue to operate. In the event GAMA MORINGA BRANDS LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither GAMA MORINGA BRANDS LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

GAMA MORINGA BRANDS LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and GAMA MORINGA BRANDS

LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although GAMA MORINGA BRANDS LLC will carry some insurance, GAMA MORINGA BRANDS LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, GAMA MORINGA BRANDS LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect GAMA MORINGA BRANDS LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of GAMA MORINGA BRANDS LLC's management will coincide: you both want GAMA MORINGA BRANDS LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want GAMA MORINGA BRANDS LLC to act conservative to make sure they are best equipped to repay the Note obligations, while GAMA MORINGA BRANDS LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If GAMA MORINGA BRANDS LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with GAMA MORINGA BRANDS LLC or management), which is responsible for monitoring GAMA MORINGA BRANDS LLC's compliance with the law. GAMA MORINGA BRANDS LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if GAMA MORINGA BRANDS LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if GAMA MORINGA BRANDS LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of GAMA MORINGA BRANDS LLC, and the revenue of GAMA MORINGA BRANDS LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of GAMA MORINGA BRANDS LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

GAMA MORINGA BRANDS LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by GAMA MORINGA BRANDS LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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